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SINCE 1844

Management's Assertion on Compliance with Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers

Report of Management

We, as members of management of Dovenmuehle Mortgage, Inc. (DMI), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of DMI's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1999 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31 1999, DMI complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, DMI had in effect a fidelity bond and errors and omissions policy in the amount of $35,000,000.


William A. Mynatt, Jr.
President

Willlam J. Connell
Senior Vice President, Chief Financial Officer

March 10, 2000

Dovenmuehle Mortgage, Inc.
1501 Woodfield Road
Schaumburg, IL 60173-4982 (847) 619-5535